Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:       Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

October 28, 2008

Sierra Wireless Reports Third Quarter 2008 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting third quarter 2008 results.

Our results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles.

“During the third quarter of 2008, we achieved 23% year-over-year revenue growth and record cash flow from operations.” said Jason Cohenour, President and Chief Executive Officer.  “While our year-over-year revenue growth and cash performance was strong, our results fell short of our expectations as a result of missing an expected product launch with a large wireless operator.  Notwithstanding our disappointment about the missed product launch, we are encouraged by the strong revenue performance from our recently launched USB products in the face of stiff economic headwinds, as well as the achievement of several important product launches and strategic milestones during the quarter. The success of our new Compass885 for HSPA networks is particularly notable.  This product was launched as the USBConnect Mercury by AT&T during the quarter, and by several other operators in Europe and Asia as well.  With respect to strategic developments, we commenced a close development collaboration with Telstra, Qualcomm and Ericsson to launch the world’s first HSPA+ network service and device, once again highlighting the strength of our position as an innovative developer of products for the world’s latest wireless technologies.

Looking ahead, our short term view is cautious given the macro economic conditions in our key markets and expected erosion in sales of our embedded modules to PC OEMs.  Longer term, we continue to be encouraged by the growth opportunities in our market segments.  Mobile broadband services continue to expand and improve around the world, customer awareness of these compelling services is growing, market segments and applications are expanding and overall market penetration is still very low.  Based on this outlook and our confidence in our ability to execute, we are continuing to invest in further strengthening and broadening our market position.”

Q3 2008 Financial Results

Our revenue for the third quarter of 2008 amounted to $136.8 million, gross margin was $37.8 million, or 27.6% of revenue, operating expenses were $27.9 million and net earnings were $7.3 million, or diluted earnings per share of $0.23.  We generated a record $22.8 million of cash from operations during the third quarter and our balance sheet remains strong, with $227.3 million of cash, short and long-term investments.

Results for the third quarter of 2008, relative to guidance provided on July 23, 2008 are as follows:

Third quarter revenue for 2008 of $136.8 million was lower than our guidance of $140.0 million. Our earnings from operations were $9.8 million, lower than our guidance of $11.0 million.  Our net earnings of $7.3 million, or diluted earnings per share of $0.23, were lower than our guidance of net earnings of $8.5 million, or diluted earnings per share of $0.27.

Results for the third quarter of 2008 compared to the third quarter of 2007 are as follows:

Third quarter revenue increased by 23% to $136.8 million in 2008 from $111.5 million for the same period in 2007. Gross margin for the third quarter of 2008 was 27.6% of revenue, compared to 29.7% for the same period in 2007. Operating expenses were $27.9 million and earnings from operations were $9.8 million in the third quarter of 2008, compared to $21.4 million and $11.6 million, respectively, in the same period of 2007. Net earnings for the third quarter of 2008 were $7.3 million, or diluted earnings per share of $0.23, compared to net earnings of $9.0 million, or diluted earnings per share of $0.33, in the same period of 2007.  Our weighted average shares outstanding used in calculating earnings per share increased to 31.3 million in the third quarter of 2008 from 27.7 million in the prior year, primarily as a result of the issuance of 3.8 million shares in our October 2007 public offering.

Our results include stock-based compensation expense and amortization resulting from the acquisitions of AirPrime, Inc. in 2003 and AirLink in May 2007.  Adjusting for these amounts, our non-GAAP results are as follows:

(in millions of U.S. dollars)	Q3 2008	Q3 2007

Earnings from operations – GAAP	$9.8	$11.6
Stock-based compensation	1.6	1.5
Acquisition related amortization	0.7	1.0
Earnings from operations – Non-GAAP	$12.1	$14.1

Net earnings – GAAP	$7.3	$9.0
Net earnings – Non-GAAP	8.9	10.9

Diluted earnings per share – GAAP	$0.23	$0.33
Diluted earnings per share – Non-GAAP	0.28	0.39

Results for the third quarter of 2008, compared to the second quarter of 2008 are as follows:

Revenue for the third quarter of 2008 decreased by 12% to $136.8 million, compared to $155.7 million in the second quarter of 2008. Gross margin was 27.6% of revenue in the third quarter of 2008, compared to 27.8% in the second quarter of 2008. Operating expenses were $27.9 million and earnings from operations were $9.8 million in the third quarter of 2008, compared to $28.8 million and $14.4 million, respectively, in the second quarter of 2008. Net earnings for the third quarter of 2008 were $7.3 million, or diluted earnings per share of $0.23, compared to net earnings of $11.0 million, or diluted earnings per share of $0.35, in the second quarter of 2008.

Third Quarter and Recent Highlights Included:

•                  Together with AT&T, we announced the availability of the AT&T USBConnect Mercury, also known as the Sierra Wireless Compass885, the smallest device in AT&T’s lineup of HSPA LaptopConnect devices.

•                  We also announced the availability of our Compass885 HSPA USB modem with O2 in the UK, Swisscom in Switzerland and Telstra in Australia.  During the quarter, we commenced commercial shipments of the Compass885 to other operators around the world as well.  The Compass885 is our latest HSPA device, featuring download speeds of up to 7.2 Mbps, upload speeds of up to 2 Mbps, on board file storage and TRU-Install set up capability.

•                  We announced that our latest EVDO Rev A mobile broadband modem, the Compass 597, is now available from TELUS in Canada and from Telecom New Zealand.

•                  We partnered with Telstra and NetComm Limited to launch two new mobile broadband devices, the Telstra Turbo 7 Series Wireless Gateway and BigPond 7.2 Wireless Broadband Home Network Gateway, each of which combine three capabilities in one unit – super-fast mobile broadband, a secure Wi-Fi Gateway and Ethernet connectivity.

•                  Microboard, a leading notebook computer supplier in Brazil, selected our embedded modules to provide 3G wireless connectivity to the Microboard Ellite notebook computer. The Microboard Ellite 3G notebook is available in Brazil with service on the Claro mobile broadband network, and can be purchased in Claro retail stores.

•                  We announced the availability of a new software development kit (SDK) for Original Equipment Manufacturers supporting Windows CE operating systems. The Windows CE SDK offers OEM customers a more streamlined and cost efficient development cycle for devices using Sierra Wireless 3G embedded modules.

•                  We announced that our ALEOS™ embedded intelligence software has been enhanced and now includes events reporting capabilities for the AirLink™ PinPoint X and PinPoint XT mobile gateways. The ALEOS Events Reporting Engine provides PinPoint customers with real-time event status that is highly customizable and can be remotely managed, controlled, and configured.

•                  CalAmp selected our embedded modules to provide 3G wireless broadband connectivity for CalAmp’s recently launched WiMetry Internet Protocol-based wireless communications platform used in Automatic Meter Reading and Advanced Metering Infrastructure applications.

•                  OneAccess, a leading European supplier of networking equipment located in France, selected our HSPA embedded modules to provide 3G mobile broadband connectivity for the new ONECell35 business router. The ONECell35 leverages the 3G services offered by mobile operators to provide users with high speed wireless back up capability.

•                  We introduced the MC8792V for HSPA networks, the first Sierra Wireless embedded module to offer UMTS 900 MHz frequency band support, providing new and existing OEM customers the ability to expand their product offering with this feature-rich mobile broadband solution.

•                  We completed an agreement to purchase the assets of Junxion, Inc., an innovative supplier of routers and device management solutions for machine to machine applications.  The transaction has closed and Junxion products and technology are being integrated into our Mobile and M2M product plans.

•                  During the second quarter, we received regulatory approval to purchase up to 1,567,378 of our common shares by way of a normal course issuer bid on the Toronto Stock Exchange and the NASDAQ Global Market.  As of September 30, 2008, 407,700 common shares were purchased and subsequently cancelled.

Financial Guidance

The following guidance for the fourth quarter of 2008 reflects our current business indicators and expectations.

Our guidance for the fourth quarter reflects expected erosion in sales of our embedded modules to PC OEMs, combined with macro economic headwinds in our key markets.  Our guidance also includes revenue contribution from expected new product launches and the uncertainties associated with these launches could affect our ability to achieve guidance.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Non-GAAP Adjustments
Q4 2008 Guidance	GAAP	Stock Comp	Acquisition Amortization (1)	Non- GAAP

Revenue	$140.0 million			$140.0 million
Earnings from operations	$10.0 million	$1.6 million	$0.6 million	$12.2 million
Net earnings	$7.3 million	$1.1 million	$0.5 million	$8.9 million
Diluted earnings per share	$0.23/share			$0.28/share

(1) Represents purchase price amortization associated with the acquisition of AirLink Communications, Inc. in May 2007.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Tuesday, October 28, 2008 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-733-7560   Passcode:  Not required

or

1-416-644-3414   Passcode:  Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL or enter:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2381500

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to: http://www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days.

Audio only dial: 1-877-289-8525 or 1-416-640-1917

Passcode:  21280223#

The webcast will be available at the above link for 90 days following the call.

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include all financial guidance for the fourth quarter of 2008, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR – TSX: SW) modems and software connect people and systems to mobile broadband networks around the world. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, specialized vertical industry, and machine-to-machine markets, and provides professional services to customers requiring expertise in wireless design, integration and carrier certification. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“GAAP”))

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Revenue	$136,794	$111,515	$434,441	$304,322
Cost of goods sold	99,025	78,446	314,129	218,940
Gross margin	37,769	33,069	120,312	85,382

Expenses:
Sales and marketing	8,717	5,963	24,480	14,983
Research and development	13,062	9,692	40,894	31,183
Administration	5,011	4,508	15,696	11,097
Amortization	1,135	1,271	3,628	2,828
	27,925	21,434	84,698	60,091
Earnings from operations	9,844	11,635	35,614	25,291

Other income	522	743	4,250	2,750
Earnings before income taxes	10,366	12,378	39,864	28,041
Income tax expense	3,110	3,343	11,960	7,079
Net earnings	7,256	9,035	27,904	20,962
Deficit, beginning of period	(19,954)	(61,134)	(40,602)	(73,061)
Excess of purchase price over assigned value of common shares	(708)	—	(708)	—
Deficit, end of period	$(13,406)	$(52,099)	$(13,406)	$(52,099)

Earnings per share for the period:
Basic	$0.23	$0.33	$0.89	$0.79
Diluted	$0.23	$0.33	$0.89	$0.78

Weighted average number of shares (in thousands):
Basic	31,273	27,355	31,328	26,509
Diluted	31,324	27,674	31,421	26,799

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	September 30, 2008	December 31, 2007
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$119,385	$83,624
Short-term investments	82,861	92,980
Accounts receivable	88,713	83,015
Inventories	33,284	24,989
Deferred income taxes	1,760	3,556
Prepaid expenses	5,788	9,229
	331,791	297,393

Long-term investments	25,047	19,757
Fixed assets	21,892	15,274
Intangible assets	15,979	17,418
Goodwill	33,007	32,541
Deferred income taxes	1,359	1,156
Other	—	1,482
	$429,075	$385,021

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$39,447	$31,163
Accrued liabilities	63,830	53,691
Deferred revenue and credits	544	534
Current portion of long-term liabilities	231	277
	104,052	85,665

Long-term liabilities	404	581
Deferred income taxes	2,959	3,451

Shareholders’ equity:
Share capital	324,406	328,323
Additional paid-in capital	9,456	6,374
Warrants	1,538	1,538
Deficit	(13,406)	(40,602)
Accumulated other comprehensive loss	(334)	(309)
	321,660	295,324
	$429,075	$385,021

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Cash flows from operating activities:
Net earnings for the period	$7,256	$9,035	$27,904	$20,962
Adjustments to reconcile net earnings to net cash provided by operating activities
Amortization	4,076	3,520	11,875	10,445
Stock-based compensation	1,618	1,510	4,913	3,614
Tax benefit related to stock option deduction	—	635	—	635
Loss (gain) on disposal	—	—	73	(20)
Utilization of pre-acquisition tax losses	—	—	—	802
Deferred income taxes	1,272	373	1,102	414
Changes in operating assets and liabilities
Accounts receivable	9,230	(604)	(7,081)	(9,319)
Inventories	(6,371)	7,642	(8,295)	(5,906)
Prepaid expenses and other assets	1,956	1,292	4,923	3,641
Accounts payable	2,750	(11,716)	8,285	6,637
Accrued liabilities	785	2,787	10,139	(708)
Deferred revenue and credits	180	(241)	9	(24)
Net cash provided by operating activities	22,752	14,233	53,847	31,173

Cash flows from investing activities:
Business acquisition	—	(264)	(35)	(12,157)
Proceeds on disposal	—	—	2	21
Purchase of fixed assets	(4,971)	(2,073)	(14,990)	(6,792)
Increase in intangible assets	(1,694)	(379)	(2,578)	(761)
Purchase of long-term investments	(5,169)	(4,310)	(5,169)	(4,310)
Purchase of short-term investments	(67,175)	(36,532)	(142,771)	(100,636)
Proceeds on maturity of short-term investments	38,214	13,922	154,134	100,796
Net cash used by investing activities	(40,795)	(29,636)	(11,407)	(23,839)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	339	744	1,023	3,293
Purchase of shares for restricted share unit plans	(1,487)	—	(2,498)	—
Repurchase of common shares	(4,982)	—	(4,982)	—
Increase (decrease) in long-term liabilities	(83)	16	(222)	(481)
Net cash provided by (used in) financing activities	(6,213)	760	(6,679)	2,812

Net increase (decrease) in cash and cash equivalents	(24,256)	(14,643)	35,761	10,146
Cash and cash equivalents, beginning of period	143,641	71,227	83,624	46,438
Cash and cash equivalents, end of period	$119,385	$56,584	$119,385	$56,584